</SEC-HEADER>
</SEC-DOCUMENT>
</SEC-HEADER>
SC 13G
<SEQUENCE>1
SCHEDULE 13G </SEC-HEADER>
</SEC-DOCUMENT>
</SEC-HEADER>
<SEQUENCE>1

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.___________________)*


                                   VEC TRUST I
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      7.75% CONVERTIBLE PREFERRED 18/08/2003
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   91821D107
            --------------------------------------------------------
                                (CUSIP Number)

                               December 6, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [x]       Rule 13d-1(b)
   [ ]       Rule 13d-1(c)
   [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting PERSON 's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                    Page 1
                                 of 7 Pages

                                     SCHEDULE 13G

CUSIP NO. 91821D107                                           Page 2 of 7 Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aviva plc

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                       London, England

-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        Shares
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                      328,000

       OWNED By
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER                 328,000

        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             328,000 - Aviva plc

-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          [ ]


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     5.5%

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            HC

-------------------------------------------------------------------------------

                                   Page 2
                                 of 7 Pages

                                     SCHEDULE 13G

CUSIP NO. 91821D107                                           Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Norwich Union Investment Managers Ltd Boston Branch

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION                       Boston, U.S.A.

-------------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        Shares
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                      328,000

       OWNED By
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER                 328,000

        WITH:
-------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  328,000 - Norwich Union Investment Managers Ltd Boston Branch

-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          [ ]


-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    5.5%

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            IA

-------------------------------------------------------------------------------
                                   Page 3
                                 of 7 Pages

Item 1(a).     Name of Issuer:                              Page 4 of 7 Pages

               VEC Trust I

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1 Valero Place
               San Antonio
               Texas 78212

Item 2(a).     Name of Person Filing:

               Aviva plc

               Norwich Union Investment Managers Ltd Boston Branch


Item 2(b).     Address or Principal Office or, if none, Residence:

               The address of the principal office of
               Aviva plc is:

               St Helen's
               1 Undershaft
               London
               EC3P 3DQ
               United Kingdom

               The address of the principal office of
               Norwich Union Investment Managers Ltd Boston Branch is:

               31 Milk Street
               Suite 111
               Boston
               MA  02109


Item 2(c).     Citizenship or Place of Organization:

               Aviva plc: England
               Norwich Union Investment Managers Ltd Boston Branch: U.S.A.


Item 2(d).     Title of Class of Securities:

               7.75% CONVERTIBLE PREFERRED 18/08/2003

Item 2(e).     Cusip Number:

               91821D107






                                       Page 4
                                     of 7 Pages

                                                            Page 5 of 7 Pages

Item 3. If this Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a(n):

             (a)  [ ] Broker or dealer registered under section 15 of the
                      Act (15 U.S.C. 78o);

             (b)  [ ] Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

             (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [X]Investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

             (f)  [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [X] Parent holding company or control person in accordance with Section  240.13d-1(b)(1)(ii)(G);

             (h)  [ ] Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

             (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.   Ownership. (as of December 31, 2002)

Amount beneficially owned:
             328,000 beneficially owned by Norwich Union Investment Managers Ltd Boston Branch.

          (b)  Percent of Class: 5.5%

          (c)  Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:0


(ii) shared power to vote or to direct the vote:328,000

(iii) sole power to dispose or to direct the disposition of:0

(iv)  shared power to dispose or to direct the disposition of:328,000




                                       Page 5
                                     of 7 Pages

                                                           Page 6 of 7 Pages
Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of VEC Trust I 7.75% Convertible Preferred 18/08/2003. No one person's interest in VEC Trust I 7.75% Convertible Preferred 18/08/2003 would amount to more than 5% of the total shares outstanding of VEC Trust I 7.75% Convertible Preferred 18/08/2003.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

             Norwich Union Investment Managers Ltd Boston Branch - IA


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.


























                                       Page 6
                                     of 7 Pages

                                                          Page 7 of 7 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2003


                      Aviva plc



                      By:
                         --------------------------------------------
Name:                           Mary Ward
Title:                          Group Legal Operations Manager




                       Norwich Union Investment Managers Ltd Boston Branch



                      By:
                         --------------------------------------------
Name:                           Mary Ward
Title:                          Group Legal Operations Manager















                                       Page 7
                                     of 7 Pages

</SEC-DOCUMENT>
</SEC-HEADER>
<SEQUENCE>1